EXHIBIT 2

EXECUTION COPY

SHARE SALE AND PURCHASE AGREEMENT

Between

Alberto Culver Aktiebolag

and

Cederroth Intressenter AB

regarding

the sale and purchase of all outstanding shares in

Cederroth International AB

Advokatfirman Hammarskiöld & Co

Skeppsbron 42

PO Box 2278

SE-103 17 Stockholm

SHARE SALE AND PURCHASE AGREEMENT

This Share Sale and Purchase Agreement is made on the 18th day of May 2008 by and between on the one hand;

Alberto Culver Aktiebolag, a company incorporated under the laws of Sweden whose registered office is at P.O. Box 715, 194 27 Upplands Väsby, Sweden

(hereinafter referred to as the “Vendor”), and on the other hand;

Cederroth Intressenter AB, (hereinafter referred to as the “Purchaser”).

WHEREAS;

A.	The Vendor is the owner of all the Shares (as defined below) representing one hundred percent (100%) of the capital and votes in Cederroth International AB; (hereinafter referred to as the “Company”).

B.	The Company owns, directly or indirectly, all the shares in the Subsidiaries.

C.	The Purchaser desires to purchase and the Vendor wishes to sell the Shares on the terms and conditions set out in this Agreement.

NOW THEREFORE THE PARTIES HEREBY AGREE as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	In this Agreement and in the Exhibits hereto, which shall form part of this Agreement, the following words and expressions shall have the meanings respectively set out opposite them;

“Accounts”	shall mean the annual audited accounts of the Company for the financial years ended September 30, 2005, 2006 and 2007;

“Affiliate”	shall mean, with respect to a Party, any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such Party. For purposes of this definition, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity whether through the ownership of voting securities, by contract or otherwise;

“Agreement”	shall mean this Share Sale and Purchase Agreement and all the Exhibits attached hereto, each of which constitutes an integral part of this Agreement;

“Business Day”	Any day (other than a Saturday or Sunday) on which banks in Stockholm are open for a full range of banking transactions.

“Cash”	means the aggregate of the Group’s cash (whether in hand or credited to any account with any banking, financial, acceptance credit, lending or other similar institution or organisation) and its cash equivalents (equivalents that mature in ninety (90) days or less), including all interest accrued thereon, as shown on the books of the Group Companies in accordance with GAAP. Notwithstanding the foregoing, “Cash” shall not include cash of a Group Company that is not or cannot be made immediately available to the Company, e.g., cash on deposit with third parties that cannot be withdrawn from such deposit without restrictions or obligations to substitute therefore other form of collateral or credit support, and similarily “trapped cash”;

“Cash Free & Debt Free Value”	means Euro 156 million which is the agreed value of the Company as at the Completion Date assuming that, (i) the net amount of Cash and Debt is equal to zero and (ii) the Working Capital is equal to the Required Working Capital;

“Claim”	shall mean any claim against the Vendor under or in connection with this Agreement, other than a claim for breach of the obligations of the Vendor under and pursuant to Sections 2.2 and 5.2(i) hereof;

“Company”	shall have the meaning set out in the introductory paragraph (A) above;

“Company Accounting Practices”	shall mean the accounting principles, policies, methods and practices applied by the Company in accordance with GAAP in the preparation of its annual audited accounts for the financial year ended 30 September 2007;

“Completion”	shall mean the consummation of the transactions contemplated by this Agreement;

“Completion Date”	has the meaning given to it in Section 5.1 below;

“Completion Statement”	shall mean the final unaudited statement, including a balance sheet and a Working Capital Statement, that shows the balances of the Working Capital, the Cash and the Debt as of the Completion Date, determined in accordance with Section 3.2 below or determined by the dispute resolution procedure of Section 3.3 or Section 18 below;

“Conditions Precedent”	shall have the meaning set out in Section 4 below;

“Confidentiality Agreement”	shall mean the confidentiality agreement entered into between Alberto-Culver Company and the Purchaser on 12 February 2008;

“Data Room”	shall mean the data room containing information and documents relating to the Group made available by the Vendor at IntraLinks for the transaction contemplated by this Agreement;

“Debt”	means, without duplication, the outstanding principal amount of accrued and unpaid interest on and other payment obligations (such as pre-payment fees, penalties, interest indemnities and similar “breakage costs”) arising under any obligations of any Group Company consisting of (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) obligations under any lease (however excluding the “breakage cost” of any financial leases) or other obligation that is permitted or required to be classified as a capital lease obligation under GAAP, and (iv) all Intercompany Payables. Notwithstanding the foregoing, “Debt” shall not include (i) any obligations under leases properly classified as operating leases under GAAP, (ii) any undrawn standby letter of credit as to which the Company is not in default on the obligation secured by the letter of credit and (iii) any amounts taken into account in calculating Working Capital;

“Deficiency”	shall mean the amount of the direct damage, loss, cost or expense of the Purchaser and (without duplication) the amount of the direct and indirect damage, loss, cost or expense of the Group Companies (however excluding any consequential loss) caused as a result of a breach of this Agreement by the Vendor;

“Directors”	shall mean the board members and deputy board members of the Company on the date hereof appointed by the Vendor;

“Disclosure Letter”	shall mean the disclosure letter to be delivered to the Purchaser by the Vendor on Completion, setting out any breaches of the Warranties that have occurred in the interim between Signing Date and Completion;

“Disclosure Materials”	shall have the meaning set out in Section 7 below;

“Due Diligence Review”	shall have the meaning set out in Section 7 below;

“Estimated Cash”	means Euro 2.7 million, equal to the estimated amount of Cash as of the Completion Date of SEK 25.0 million converted to Euros at an exchange rate equal to 9.32996 SEK/Euro;

“Estimated Debt”	means Euro 1.1 million, equal to the estimated amount of Debt as of the Completion Date of SEK 9.9 million, representing capital lease obligations, converted to Euros at an exchange rate equal to 9.32996 SEK/Euro;

“Estimated Working Capital”	means SEK 350 million, the estimated amount of Working Capital as of the Completion Date;

“EURIBOR”	Euro Interbank Offered Rate;

“Euro”	shall mean the lawful currency of the European Union from time to time;

“Exchange Rate”	the “spot” exchange rate for the conversion of SEK to Euros published by Svenska Handelsbanken AB (publ) at the commencement of business on any specified day;

“Final Purchase Price”	shall mean the final purchase price for the Shares determined in accordance with Section 3.4 below;

“GAAP”	shall mean the generally accepted accounting principles in Sweden;

“Group” or “Group Companies”	shall mean the Company and the Subsidiaries and “Group Company” shall mean any of them;

“Information Memorandum”	shall mean the information memorandum dated February 2008 provided to the Purchaser and prepared by Credit Suisse Securities (Europe) Limited on behalf of the Vendor and the Company;

“Institute”	the Arbitration Institute of the Stockholm Chamber of Commerce;

“Intellectual Property Rights”	shall mean patents, trademarks, copyrights, designs, trade and business names, domain names, including applications for registrations of any of these rights;

“Intercompany Payables”	shall mean all amounts owed by any Group Company to the Vendor or any Affiliate of the Vendor (excluding the Group Companies);

“Intercompany Receivables”	shall mean all amounts owed by the Vendor or any Affiliate of the Vendor (excluding the Group Companies) to any Group Company;

“Key Employees”	means those individuals whose names are set forth in Exhibit 7.15.1;

“Management Presentation”	shall mean the management presentation and supporting documentation provided by the management of the Company to representatives of the Purchaser on 10 April 2008;

“Material Contract”	shall mean the contracts of the Group Companies in force on the Signing Date which have a total revenue, cost or expenditure after the Completion Date of more than SEK 5,000,000 or a remaining term after the Completion Date of more than 18 months (including customer contracts with indefinite terms, but excluding any service agreements) and which are listed in Exhibit 1A;

“Party”	shall mean the Vendor or the Purchaser; “Parties” shall mean the Vendor and the Purchaser collectively;

“Preliminary Purchase Price”	shall mean the preliminary purchase price determined in accordance with Section 3.1 below;

“Purchaser”	shall have the meaning set out in the introductory paragraph above;

“Required Working Capital”	shall mean the amount of Working Capital required to operate the Group Companies in the normal course of business and is agreed to be an amount equal to SEK 332 million, which amount has been derived from the Working Capital Statement set out in Exhibit 1D;

“SEK”	shall mean the lawful currency of Sweden from time to time;

“Shares”	shall mean all the 1,000,000 class A shares and all the 4,146,999 class B shares in the Company representing a total share capital of SEK 51,469,990;

“Signing Date”	shall mean the date first above written;

“Subsidiaries”	shall mean the subsidiaries of the Company and any companies owned by such subsidiaries, and which are listed in Exhibit 1B;

“Surviving Sections”	shall mean Sections 1 (Definitions and Interpretations), 9 (Vendor’s Liability and Limits of Liability), 10 (Costs and Expenses), 11 (Confidentiality), 14 (Entire Agreement and Amendments), 15 (Notices), 16 (Invalidity) and 18 (Governing Law and Disputes);

“Tax” or “Taxes”	shall mean all income taxes, corporation tax, capital gain tax, transfer tax, social security fees, duties, sales tax, value added tax, withholding tax and any other taxes, levies and surcharges which may be payable to or imposed by any tax authority together with any interest, penalties or additions to such taxes;

“Tax Authority”	shall mean any governmental authority responsible for the administration and/or collection of taxation or the enforcement of any law or regulation in relation to Taxes;

“3rd Party Claim or Demand”	shall have the meaning set out in Section 9.3.1 below;

“Valid Claim”	shall have the meaning set out in Section 9.2.3 below;

“Vendor”	shall have the meaning set out in the introductory paragraph above;

“Vendor Due Diligence Reports”	shall mean the vendor due diligence reports which are listed in Exhibit 1C;

“Vendor’s Knowledge”	shall mean the actual knowledge of the Directors;

“Warranty”	shall mean each Warranty made by the Vendor to the Purchaser in Section 7 below and “Warranties” shall mean more than one Warranty;

“Working Capital”	means as of the close of business on any date the sum of the Group’s current assets excluding Cash and Intercompany Receivables, less the sum of the Group’s current liabilities excluding Debt, which amount shall be derived from a Working Capital Statement; and

“Working Capital Statement”	means a statement in the form attached hereto as Exhibit 1E, which form has been used and shall be used for the purpose of calculating Working Capital as and when required pursuant hereto.

1.2	The following provisions shall apply to the construction and interpretation of this Agreement and its Exhibits:

(i) References to statutes, acts and the like of whatever jurisdiction shall include any modification, re-enactment or extension thereof whether made before or after the signing of this Agreement and any orders, regulations, instruments or other subordinate legislation made thereunder in force from time to time;

(ii) The masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa;

(iii) References to persons shall include bodies corporate, corporate entities, firms, unincorporated associations and partnerships;

(iv) The headings are inserted for convenience only and shall not affect the construction of this Agreement;

(v) References to Sections, sub-sections and Exhibits are to the Sections and sub-sections of, and Exhibits to this Agreement and include documents, etc. referred to in such Sections, sub-sections and Exhibits.

2.	SALE AND PURCHASE

2.1	Subject to the terms of this Agreement, the Vendor shall sell the Shares to the Purchaser and the Purchaser shall purchase the Shares from the Vendor.

2.2	The Shares shall be sold free from all liens and encumbrances and together with all accrued benefits and rights pertaining thereto.

3.	PURCHASE PRICE AND PAYMENT

3.1	The Preliminary Purchase Price for the Shares to be paid to the Vendor at Completion in accordance with section 5.3 below shall be Euro 159.5 million which is comprised of the Cash Free & Debt Free Value (Euro 156 million) adjusted by: (i) adding the amount of the Estimated Cash (Euro 2.7 million); (ii) subtracting the amount of the Estimated Debt (Euro 1.1 million); and (iii) adding Euro 1.9 million, representing the amount by which the Estimated Working Capital exceeds the Required Working Capital of SEK 332 million, converted into Euros at an exchange rate of 9.32996 SEK/Euro.

3.2

Within thirty (30) Business Days following the Completion Date, the Vendor and its accountants shall deliver to the Purchaser a completion statement, including a balance sheet and a Working Capital Statement. The completion statement shall be prepared in accordance with the Company Accounting Practices (as applied in the preparation of the Working Capital Statement from which the Estimated Working Capital was derived), shall include accruals for the agreed liability to compensate employees of the Group for the forfeiture of Alberto-Culver provided benefits, including all related social benefits and payroll taxes, and shall be based on the actual financial position and results of the Group as at the close of business on the Completion Date, and shall set forth the Vendor’s calculation of the amounts of Cash, Debt and Working Capital as at the close of business on the Completion Date. The Purchaser shall then have thirty (30) Business Days in which to review and dispute the Vendor’s completion statement. If the Purchaser does not object to the Vendor’s completion statement within thirty (30) Business Days after its receipt of same, the Vendor’s completion statement shall at the expiry of such time period become final and binding upon both Parties and shall be deemed to constitute the Completion Statement. The Purchaser shall during normal business hours provide the Vendor and its accountants and advisors with full access to the Group Companies’ books and records for the purpose of preparing the Vendor’s completion statement. The Vendor and its accountants shall be permitted to copy such of the Group Companies’ books and records as the Vendor may deem appropriate for the preparation of the Vendor’s completion statement and computation of Cash, Debt and Working Capital on the Completion Date. The Vendor shall during normal business hours provide the Purchaser and its accountants and advisors with full access to the Vendor’s supporting schedules created in connection with the Vendor’s preparation of the completion statement. The Purchaser and its accountants and advisors shall be permitted to copy such materials as the Purchaser may deem appropriate for its review of the Vendor’s completion statement and computation of Cash, Debt and Working Capital.

3.3	If the Parties are unable to resolve any dispute regarding the Vendor’s completion statement within thirty (30) Business Days from expiry of the thirty (30) Business Day period specified in Section 3.2 in which the Purchaser may object to the Vendor’s completion statement, and should the dispute concern an aggregate amount not exceeding SEK 30,000,000 the dispute and the determination of the Completion Statement shall be submitted to a single auditor of a reputable public accounting firm to be agreed between the Parties or in default of agreement appointed by the Institute. The Parties agree to select an independent auditor and to disclose to the Institute and to each other their relationship to any auditor or public accounting firm under consideration. The auditor shall act as an expert and not an arbitrator and the decision of the auditor shall be final and binding on the Parties. The auditor’s fees, costs and expenses shall be borne equally by the Parties and each Party shall bear its own costs. Should the dispute concern an amount equal to or in excess of SEK 30,000,000 then either Party may instead refer the dispute and the determination of the Completion Statement to arbitration pursuant to Section 18 below.

3.4	Immediately upon the expiration of the thirty (30) Business Day period in which the Purchaser may object to the Vendor’s completion statement, if no objections have been made in writing by the Purchaser to the Vendor, or immediately upon the resolution of a dispute under Section 3.3 or Section 18, if any, the Final Purchase Price shall be determined by adjusting the Preliminary Purchase Price as follows:

(i) If the amount of Cash in SEK on the Completion Date as shown in the Completion Statement is less than the Estimated Cash in SEK, the difference shall be paid to the Purchaser; if the amount of Cash in SEK on the Completion Date as shown in the Completion Statement is greater than the Estimated Cash in SEK, the difference shall be paid to the Vendor;

(ii) If the amount of Debt in SEK on Completion Date as shown in the Completion Statement is greater than the Estimated Debt, the difference shall be paid to the Purchaser; and

(iii) If the Working Capital in SEK on the Completion Date as shown in the Completion Statement is less than the Estimated Working Capital in SEK, the difference shall be paid to the Purchaser; if the Working Capital in SEK on the Completion Date as shown in the Completion Statement is greater than the Estimated Working Capital in SEK, the difference shall be paid to the Vendor.

The net of (i), (ii) and (iii) above in SEK shall be converted to Euros at the Exchange Rate in effect on the Completion Date and paid immediately to the Vendor or Purchaser, as the case may be, together with interest for the actual number of days elapsed from the Completion Date to the date of payment calculated at EURIBOR 90 days (as quoted on the Completion Date) for the actual number of days elapsed from the Completion Date to the date of payment, net of any required tax withholding.

3.5

For the avoidance of doubt, the Parties agree that on or before the Completion Date the Vendor (i) shall cause the Group Companies and Vendor’s other Affiliates to pay in full the net amount of all Intercompany Receivables and Intercompany Payables, (ii) shall cause the Group Companies to pay in full any Debt (other than financing leases) outstanding to banks and any other 3rd party lenders and (iii) shall cause the Company to pay a dividend to Vendor to minimise the Cash at Completion down to SEK 25 million.

4.	CONDITIONS PRECEDENT

4.1	The obligations of the Vendor and the Purchaser to complete the purchase of the Shares under this Agreement are conditional upon the obtaining of clearance (including the expiration of applicable waiting periods without pending or threatened further proceedings) or a decision not to take further action from all the relevant competition authorities, and/or such other authorities as may be relevant to the sale of the Shares.

4.2	The Purchaser will use all reasonable endeavours to fulfil or procure the fulfilment of the condition set out in Section 4.1 above (e.g. by filing its application with the

EU Commission within one month after the date of this Agreement, assuming due cooperation by the Vendor) and will notify the Vendor in writing, immediately after it becomes aware of the satisfaction of such condition.

4.3	In the event the relevant competition or other authorities would not be prepared to give their clearance to the sale and purchase of Shares contemplated herein, the Purchaser undertakes to negotiate in good faith with the relevant authorities and, as the case may be, with the Vendor, in order to obtain timely clearance and to take any reasonable measures required by the authorities so that the said sale and purchase will not be prohibited or restricted in any material way. Such measures shall not entitle the Purchaser to any compensation of any kind from the Vendor. The Vendor shall be given the opportunity to participate in all negotiations with such authorities.

5.	COMPLETION

5.1	Completion shall take place, unless otherwise agreed in writing between the Parties, at the offices of Hammarskiöld & Co in Stockholm, Sweden, on the date occurring five (5) Business Days after the date upon which the Conditions Precedent in Section 4 are satisfied, deemed to be satisfied or waived (the “Completion Date”).

5.2	At the Completion Date the Vendor shall:

(i) ensure that the Shares are transferred and delivered, free from all liens and encumbrances, to the Purchaser’s account with the Nordic Central Securities Depository (Sw. VPC), as notified by the Purchaser no later than five (5) Business Days prior to the Completion Date;

(ii) cause all of the Directors of the Company to resign from the board or, if the Purchaser otherwise instructs three (3) Business Days prior to Completion, only those Directors designated by the Purchaser;

(iii) deliver a certificate to the Purchaser to the effect that all Debt (other than financing leases) and Intercompany Payables have been paid in full as set out in Section 3.5 (i) and (ii);

(iv) deliver powers of attorney (in such form as the Purchaser may reasonably require), issued by each Group Company, enabling the persons appointed by the Purchaser to sign for and on behalf of the Group Companies until new signatories have been duly registered;

(v) deliver all (if any) issued certificates representing the shares of the Subsidiaries, all (if any) issued certificates representing registered floating charges in respect of the Company and all (if any) issued certificates representing mortgages in respect of owned real properties located in Sweden, except as set out in Exhibit 5.2. Notwithstanding the foregoing, if Vendor fails to comply with its obligations in Section 5.2(v), the Purchaser shall not be entitled to terminate the Agreement or arrange a new date for Completion, unless the Vendor’s failure results in the senior debt and working capital facilities of the Purchaser for the transaction not being available in full at and after Completion. For purposes of the foregoing, the Vendor shall be permitted to take such actions (including providing indemnities) as may be requested by the senior lender to make such debt and facilities so available, or to lend directly to the Company on substantially the same terms as the loan or part of loan not made, in which case the Purchaser shall be required to complete the purchase of the Shares;

(vi) deliver the Disclosure Letter; and

(vii) deliver a waiver and release of all liabilities of the Company to reimburse the Vendor and its Affiliates for any compensation or payment for Alberto-Culver provided benefits.

5.3	At the Completion Date, the Purchaser shall:

(i) pay to the Vendor the Preliminary Purchase Price by wire transfer of same-day immediately available funds to the bank account specified by the Vendor in writing at least 3 Business Days prior to the Completion Date; and

(ii) provide documentation acceptable to the Vendor evidencing that the Vendor and the Vendor’s Affiliates have been irrevocably released from the undertakings set out in Exhibit 5.3 (ii).

5.4	At the Completion Date, the Vendor shall cause a shareholders meeting and a board meeting to be held in the Company allowing the Purchaser to appoint new directors and deputy directors and to appoint company signatories.

The Purchaser shall prepare the minutes of said meetings as well as the necessary ancillary documentation, and the Purchaser shall procure that the documentation, immediately following said meetings, is submitted to the Swedish Companies Registration Office and procure confirmation of receipt of such submission as soon as reasonably practible. The Purchaser shall submit all draft minutes and necessary ancillary documentation referred to in this Section 5.4 to Advokatfirman Hammarskiöld & Co for their approval and agreement at least three (3) Business Days prior to Completion.

5.5	If the Purchaser fails to comply with any obligation in Section 5.3 or 5.4, or if the Vendor fails to comply with its obligations in Section 5.2, the Purchaser, in the case of non-compliance by the Vendor, or the Vendor, in the case of non-compliance by the Purchaser, shall be entitled (in addition to, and without prejudice to, all other rights or remedies available to such Party, including the right to claim damages) by written notice to the other;

(i) to terminate the Agreement (other than the Surviving Sections) without liability on its part; or

(ii) to arrange a new date for Completion (not being more than twenty (20) Business Days after the agreed date of Completion) in which case the provisions of Sections 5.2, 5.3 and 5.4 shall apply to Completion as so deferred, provided such deferral may only occur once. If Completion is deferred as a consequence of the Purchaser’s failure to comply with an obligation in Section 5.3 or 5.4, the Purchase Price shall be increased with interest from the scheduled Completion Date up to and including the date when completion actually occurs, at a rate of eight (8) percent per annum.

5.6	If Completion has not occurred on or before the day occurring nine calendar months from Signing Date as a result of the absence of satisfaction or waiver of the Conditions Precedent, either Party, subject to this Section 5.6, shall have a right to terminate this Agreement (other than the Surviving Sections) with immediate effect and neither Party shall have any claims against each other by reason thereof. For the avoidance of doubt, a Party causing the non-satisfaction of a Condition Precedent shall not be entitled to terminate this Agreement in accordance with this Section 5.6.

6.	POST-COMPLETION

6.1	At the next annual general meeting of the Company, the Purchaser undertakes to grant the Directors of the Company who have retired during the last fiscal year and in connection with the Completion, discharge from liability for their administration until the Completion Date (or the earlier date of the retirement), provided that the Company’s auditors do not recommend against such discharges in the auditors’ reports for the relevant period.

6.2	The Purchaser shall, and shall procure that the relevant Group Companies shall, retain the books, records and documents of the Group Companies to the extent they relate to (1) Tax periods prior to the Completion Date and (2) the Tax period within which the Completion Date occurs, in each case for a period of ten (10) years from the expiration of each such Tax period, and shall procure that the relevant Group Companies shall (a) allow the Vendor reasonable access to such books, records and documents including the right to take copies at the Vendor’s expense and (b) at the Vendor’s request, instead of the destruction of any of such records, permit the Vendor to take possession of all or any part of such records at the Vendor’s expense.

6.3	The Purchaser shall cause the Company to provide such information to the Vendor as may be required to prepare required filings in the United States for the Vendor and its parent corporation, Alberto-Culver Company’s fiscal year ended 30 September 2008.

6.4	Each Party shall to a reasonable extent and at the other Party’s expense from time to time execute such documents and perform such acts and things as the other Party may reasonably require to give the other Party the full benefit of this Agreement.

6.5	A term sheet attached hereto as Exhibit 6.5 includes the commercial terms that will be included in a distribution agreement covering TRESemmé with expected market lauch in summer 2009. Such agreement is subject to finalization of contract.

7.	REPRESENTATIONS AND WARRANTIES OF THE VENDOR

Prior to the date hereof, the Purchaser and its professional advisors have conducted all due diligence investigations that the Purchaser and its professional advisors deem necessary or appropriate (the “Due Diligence Review”), including, but not limited to, a legal, accounting and business due diligence with respect to the Group Companies and have in connection therewith been provided with the Information Memorandum, the Management Presentation[s], the Vendor Due Diligence Reports and access to the Data Room (collectively, the “Disclosure Materials”) and have also received additional commercial, accounting, financial and legal information, in oral and in written form, regarding the Group Companies during meetings and through contact and correspondence with the Vendor and its advisors and the management of the Group Companies (also deemed “Disclosure Materials”).

Subject to the matters disclosed to the Purchaser and its advisors in this Agreement and in the written Disclosure Materials, in conjunction with the Due Diligence Review, and subject to matters otherwise known by the Purchaser and/or its advisors on or prior to the Signing Date, the Vendor represents and warrants to the Purchaser that on the Completion Date (subject to the facts disclosed in the Disclosure Letter):

7.1	Share Capital and the Company

7.1.1	The Company has the fully paid-up share capital as set out in Exhibit 7.1.1 hereto. The Shares are fully paid and registered in the name of the Vendor.

7.1.2	There is no agreement or commitment outstanding which calls for the allotment, issue or transfer of or accords to any person the right to call for the allotment or issue of any shares (including the Shares) or securities of the Group Companies.

7.1.3	The Group Companies are duly organised and validly existing under the laws of applicable jurisdictions and have the full power and authority under their articles of association to carry on their business as currently conducted.

7.1.4	Each Subsidiary is wholly-owned by a relevant Group Company as set out in Exhibit 7.1.4, and the relevant Group Company has the right to exercise all voting and other rights over the shares of such Subsidiary.

7.2	Title to Shares

The Vendor owns and has good and marketable title to the Shares, and the Group Companies own and have good and marketable title to the Subsidiary shares, which are fully paid, and free of all liens, charges and other encumbrances.

7.3	Capacity

The Vendor warrants that it has all powers to enter into and to perform its obligations under this Agreement which, when executed, will constitute binding obligations of the Vendor in accordance with its terms.

7.4	No Breach

The execution of and the performance by the Vendor of its obligations under this Agreement and any other documents to be executed by the Vendor pursuant to or in connection with this Agreement will not:

(i) result in any breach of any provision of the articles of association of the Vendor; or

(ii) result in any breach of any order, judgement or decree of any court, governmental agency or regulatory body.

7.5	Accounts

The Accounts in all material respects conform to the requirements of the Swedish Book Keeping Act (Sw. Bokföringslagen (1999:1078)) and the Swedish Annual Accounts Act (Sw. Årsredovisningslagen (1995:1554)) and are consistent with the Company Accounting Practices and GAAP. The consolidated balance sheets, the consolidated profit and loss statements and the consolidated statements of cash flows included in the Accounts fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Group Companies as of the dates thereof and the Group Companies’ consolidated results of operations and cash flows for the periods then ended. The Company Accounting Practices complies and, in respect of the 2007 Accounts complied, with GAAP.

7.6	Books and Records

To the best of the Vendor’s knowledge, the accounting books and records of the Group Companies and the statutory books (including all register and minute books) of the Group Companies have been properly kept and contain a legally accurate and complete record of the matters dealt with in those books.

7.7	Conduct of Business until Signing Date

The Company has from October 1, 2007 carried on the business of the Group Companies in the ordinary and usual course. For the avoidance of doubt, the payment of a dividend to the Vendor before or after the Signing Date shall be deemed to be in the ordinary course.

7.9	Material Contracts

7.9.1	To the best of the Vendor’s knowledge, the Group Companies have not received, and the Group Companies have not given, notice of termination of any Material Contract.

7.9.2	To the best of the Vendor’s knowledge, no Group Company is in any material way in default under any Material Contract, except as set out in Exhibit 7.9.2.

7.9.3	All Material Contracts are listed in Exhibit 1A, except for Spain, Poland and Finland.

7.10	Licenses and Permits

To the best of the Vendor’s knowledge, the Company has all of the material licences, permits and authorisations to carry on its business as presently conducted and, to the best of the Vendor’s knowledge, the Company has not received any written notice of non-compliance or that any such material license, permit or authorisation is to be revoked, withdrawn or not renewed, except as set out in Exhibit 7.10.

7.11	Real Estate

The real properties set out in Exhibit 7.11.1 are owned by the Group, free and clear of any mortgages, liens, pledges or other encumbrances, except as set out in Exhibit 7.11.2.

7.12	Litigation

To the best of the Vendor’s knowledge and other than in respect of normal debt collection proceedings, the Group Companies are not engaged in any litigation or arbitration, whether as a plaintiff, defendant or otherwise which could have a material adverse effect on the Group Companies, except as set out in Exhibit 7.12.

7.13	Intellectual Property

7.13.1	The Intellectual Property Rights set out in Exhibit 7.13.1 comprise all registered material Intellectual Property Rights that are owned by the Group Companies.

7.13.2	To the best of the Vendor’s knowledge, the Company has not (i) been notified of any third party challenge to the validity of any material Intellectual Property Rights or (ii) received any written claim whether for infringement, damages or otherwise made by any third party which relates to the use of the Intellectual Property Rights by the Company, except as set out in Exhibit 7.13.2 hereto.

7.13.3	To the best of the Vendor’s knowledge, the Company has not granted any licence in respect of any material Intellectual Property Right, except as set out in Exhibit 7.13.3.

7.14	Competition and Trade Regulation Law

To the best of the Vendor’s knowledge, the Company is not subject to any order of or investigation by any competition law authority, nor has it received any request for information under any competition law in relation to matters which are still current nor, to the best of the Vendor’s knowledge, are there any facts existing that would be likely to give rise to such an order, investigation or request, except as set out in Exhibit 7.14.

7.15	Employment and Pensions

7.15.1	The particulars of employment and remuneration payable to the Key Employees of the Group Companies, including of (i) all bonus, profit-sharing, stock option and similar compensation arrangements, (ii) all non-statutory severance and employment termination benefits and arrangements, (iii) all non-statutory or collective bargaining agreement based pension and retirement benefit arrangements, and (iv) benefits and compensation payable as a result of or in connection with the consummation of the transactions contemplated hereby, are set out in Exhibit 7.15.1 and are complete and correct.

7.15.2	To the best of the Vendor’s knowledge, there is no pending, current or threatened claim or labour litigation in respect of the Company and no current or threatened strike by the employees of the Company, except as set out in Exhibit 7.15.2.

7.15.3	To the extent required by applicable law and the Company Accounting Practices, adequate provisions have been made in the Accounts, for the pension undertakings to be paid to current or former directors, officers or other employees of the Group Companies.

7.16	Tax Returns

The Group Companies have filed all material Tax returns and Tax related documents required to be filed and none of such returns or documents is currently under dispute in any material respect. To the best of the Vendor’s knowledge, there are no Tax audits pending with respect to the Group Companies, except as set out in Exhibit 7.16.

7.17	Payment of Taxes

The Group Companies have duly paid or accrued for all material Taxes required to be paid or accrued, whether or not in the filed tax returns, except for such, if any, as are being contested in good faith by appropriate proceedings, and to the best of the Vendor’s knowledge, no Group Company has, in the last 6 months, received notice of any material payment of penalty or interest in connection with any claim for Taxes, except as is set out in Exhibit 7.17.

7.18	Environmental Issues

To the best of the Vendor’s Knowledge no material actions, investigations, revisions or other proceedings relating to the environment have been taken or made in respect of the Company’s business and to the best of the Vendor’s Knowledge no such actions, investigations, revisions or other proceedings may be expected except as set out in Exhibit 7.18.

7.19	Brokers

No broker, finder, investment banker or other 3rd party is entitled to any brokerage fee, finder’s fee or other fee payable by the Group Companies in connection with the transaction contemplated by this Agreement, except for the investment banks set out in Exhibit 7.19.

7.20	Discontinued operations

To the best of the Vendor’s Knowledge, there are no facts existing from or in respect of discontinued operations from which the Group may be expected to suffer material liabilities, claims, expenses or losses.

7.21	The Disclosures

The Vendor has afforded Leif Wahlgren and Eva Jansson the opportunity to review and comment on the Vendor Due Diligence Reports. Leif Wahlgren, Maria Lundman Hedberg, Sara Brandt, Eva Jansson, Ola Carlstein and Jan-Eric Carlsson have been afforded the opportunity to review and comment on part or all of the Warranties and part or all of the Exhibits attached hereto containing disclosures against the Warranties.

7.22	Disclaimer of Other Representations and Warranties

The representations and warranties set forth in this Section 7 are the only representations and warranties made by the Vendor with respect to the Shares, the Vendor, the Group Companies, or any Affiliate of the Vendor. Except as specifically set forth in this Agreement, but save for fraud and grossly negligent concealment, none of the Vendor, the Group Companies, any of their Affiliates, nor any of the respective officers, directors, employees or representatives of the Vendor, the Group Companies, or any of their Affiliates will have or be subject to any liability to the Purchaser or any other person or party resulting from the distribution to the Purchaser, its Affiliates or representatives, or the Purchaser’s use of, any of the Disclosure Materials or any other information, documents or material made available to the Purchaser or its Affiliates or representatives, whether orally or in writing, in connection with the transactions contemplated by this Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor on the Signing Date that:

8.1	The Purchaser is duly organised and validly existing under the laws of Sweden, having all licenses, permits, authorisations and corporate powers to carry on its business as currently conducted.

8.2	The Purchaser is neither prohibited nor restrained by its by-laws, articles of association or any similar document, or by any agreements to which it is a party, from entering into this Agreement and any other agreements or documents to be executed by the Purchaser pursuant to or in connection with this Agreement and consummating the transactions contemplated hereby, and this Agreement and the transactions related hereto have been duly authorised by all necessary corporate actions. This Agreement is, and any other agreements and documents to be executed by the Purchaser pursuant to or in connection with this Agreement when executed will be, the binding obligations of the Purchaser in accordance with its and their respective terms.

8.3	The execution of this Agreement and the performance by the Purchaser of its obligations under this Agreement and under any other agreements or documents to be executed by the Purchaser pursuant to or in connection with this Agreement will not result in any breach or violation of any order, judgment or decree of any court, governmental agency or regulatory body or arbitration award, which is applicable to or binding on the Purchaser.

8.4	The Purchaser and its Affiliates and their respective directors, officers and employees involved in the transaction contemplated hereby, and the Purchaser’s professional advisors with respect to the transactions contemplated hereby, are not aware of any actual or possible Claim against the Vendor for any breach of any of the Warranties.

8.5	The Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to enable the Purchaser to pay the Preliminary Purchase Price on the Completion Date and to fulfill and complete on or before the due date all of its obligations under this Agreement. The commitment letter dated 16 May 2008 issued by Nordea to the Purchaser and delivered to the Vendor as part of the Purchaser’s final bid is a true and correct copy of the said bank’s commitment to provide funds for the transactions contemplated by this Agreement and there has been no change to said bank’s commitment to the Purchaser since the date of said commitment letter.

9.	VENDOR’S LIABILITY AND LIMITS OF LIABILITY

9.1	Vendor’s liability

9.1.1	Save for the obligations of the Vendor under and pursuant to Sections 2.2 and 5.2(i) hereof and in the case of fraud and grossly negligent concealment, (i) the provisions of this Section 9 are intended to and shall operate to limit the liability of the Vendor in respect of any claim under or in connection with this Agreement (including, without limitation, the Warranties), and (ii) subject to the conditions and limitations set out below in this Section 9, the Vendor shall be liable to the Purchaser only in respect of a Deficiency.

9.1.2	Any compensation payable by the Vendor in respect of a Claim shall constitute a reduction of the Final Purchase Price in an amount corresponding to the amount of the Deficiency, Euro-for-Euro, subject to the provisions of this Section 9. Claims denominated in SEK shall be converted to Euros on the date on which the Deficiency is paid or incurred by the Purchaser at the “spot” exchange rate for the conversion of SEK to Euros published by Svenska Handelsbanken AB (publ) on such date.

9.1.3	The remedy for Claims provided to the Purchaser under this Agreement shall be the sole and exclusive remedy of the Purchaser and it is specifically agreed that the Vendor shall have no other liability in respect of this Agreement and the sale and transfer of the Shares, including any liability under any statute including the Swedish Sale of Goods Act (Sw. Köplagen (1990:931)).

9.1.4	For the avoidance of doubt, the Vendor shall have no liability to the Purchaser in respect of any indirect or consequential loss suffered by the Purchaser, including, without limitation, loss of profits or revenues, loss of synergies or advantages, or loss of any other similar benefit that the Purchaser, the Group Companies or the Purchaser’s Affiliates may expect to obtain from the purchase of the Shares. In respect of Group Companies, the Vendor shall have no liability for consequential loss.

9.1.5	Upon any Claim being made against the Vendor, the Purchaser shall and shall procure that each Group Company shall make available to the Vendor and the Vendor’s advisers such access to its personnel and to any relevant records and information as the Vendor may reasonably request in connection with such Claim.

9.1.6	The Warranties shall survive the Completion Date for a period of nine months and no Claim shall be filed after the expiration of said nine month period, provided that the Warranties contained herein relating to capitalization, ownership and title shall survive for a period five years and the Warranties contained in Sections 7.16-17 (Taxes) shall survive for a period of three months following the expiration of applicable statutes of limitation.

9.2	Limitation of liability

9.2.1	Notice of a Claim must be (i) given to the Vendor in writing within the time provided in Section 9.1.6, (ii) accompanied by reasonable particulars thereof specifying the nature of the Claim and, so far as practicable, the amount of the Deficiency and (iii) given not more than thirty (30) days after the date the Purchaser became aware of the circumstances giving rise to the Claim, and not more than fifteen (15) days after the date the Purchaser became aware of the circumstances giving rise to the Claim in case it relates to Tax.

9.2.2	No liability shall attach to the Vendor in respect of any Claim to the extent that the Claim is based on a liability which is contingent only, or is otherwise not capable of being quantified, unless and until such liability ceases to be contingent and becomes an actual liability or becomes capable of being quantified, as the case may be.

9.2.3	In order to constitute a valid Claim, the Deficiency on which the Claim is based must be in an amount greater than Euro 250,000 (a “Valid Claim”). No Valid Claim(s) shall be payable by the Vendor to the Purchaser unless and until the aggregate of the Valid Claim(s) is in excess of Euro 2,500,000 and, in such event, the Vendor shall be liable to the Purchaser only for the amount by which the total Valid Claim(s) exceed the amount of Euro 2,500,000. The foregoing limitations shall not apply in respect to any Claim for breach of the Warranties contained in Sections 7.1.1-7.1.3.

9.2.4	The Vendor shall have the right to cure fully or partially a breach of a Warranty within 60 days of its receipt of a notice of a Claim and such full or partial cure shall mitigate any amount payable to the Purchaser in respect of the Claim. If a Claim has not been satisfied, settled or withdrawn within six months after the date the Purchaser first gave notice of such Claim, it shall be deemed to have been irrevocably withdrawn unless legal proceedings in respect of the Claim have been formally commenced and served upon the Vendor within such six month period.

9.2.5	The Vendor’s total liability to the Purchaser under or in connection with this Agreement shall under no circumstances exceed an amount equal to ten percent (10%) of the Final Purchase Price. The foregoing limitation shall not apply in respect to any Claim for breach of the Warranties contained in Sections 7.1.1-7.1.3, and in that case, the total liability to the Purchaser shall instead be limited to the Final Purchase Price.

9.2.6	No Claim, Deficiency or other liability shall arise in respect of any breach of the Warranties:

(i) if and to the extent that a Deficiency arises as a result of any legislation not in force at the Signing Date, or which takes effect retroactively, or occurs as a result of any increase in the rate of Tax in force at the Signing Date or any change in the practice of the relevant Tax Authority;

(ii) if and to the extent that a Deficiency arises after the Completion Date as a result of any change in the generally accepted interpretation or application of any legislation;

(iii) if and to the extent that a Deficiency would not have arisen but for an act, omission or transaction carried out (a) at the request or with the consent of the Purchaser prior to Completion or which is expressly authorised by this Agreement, or (b) by, at the request of or with the consent of the Purchaser, or persons deriving authority from the Purchaser, after Completion;

(iv) if and to the extent that the Deficiency is recoverable by the Purchaser or any Group Company under any policy of insurance or would have been recoverable under a policy of insurance in force on or before the Completion Date, and such policy or coverage has been cancelled, lapsed or not substituted or replaced by the Purchaser or a Group Company. For the avoidance of doubt, the Purchaser acknowledges that the Group Companies are covered by the Vendor’s global insurance polices which will not cover any Group Company or the Purchaser after Completion;

(v) to the extent that allowance, provision or reserve in respect of the matter or thing giving rise to such Claim, Deficiency or other liability has been made in the Accounts on the Completion Date.

9.2.7	In the event a Deficiency arises or increases because of the whole or partial loss of a Tax deduction or if a Deficiency has any effect on the Company’s Tax returns or Tax position, then (i) to the extent the Deficiency provides a Tax deduction or other benefit to any Group Company, the amount of the Deficiency shall be reduced Euro-for-Euro by an amount equal to such benefit and (ii), if the Company has a right to a Tax deduction related to the Deficiency in any other Tax period, the Deficiency shall be further reduced by an amount equal to the present value of such deduction, discounted at 8% per annum, with any such adjustment made at the rate of Tax in effect on the Completion Date.

9.2.8	No Deficiency shall exist and no Claim shall be made (i) based on facts or circumstances identified, contained or disclosed in this Agreement or in the written Disclosure Materials (disclosed in such manner so as the make the relevance thereof to a particular Warranty reasonably apparent), or (ii) which Claim was otherwise known to the Purchaser or any of its advisers on or prior to the Completion Date.

9.2.9	The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to mitigate the amount of any damage, third party claim, loss,

cost or expense which in the absence of such steps of assistance or mitigation would or could give rise to or increase the amount of a Deficiency, including the giving of timely and proper notice to the relevant insurance company.

9.2.10

If the Vendor has made any payment to the Purchaser in discharge of any Claim or 3rd Party Claim or Demand as the case may be, and subsequent thereto the Purchaser or any Group Company has the right to recover from any third party any amount which indemnifies or compensates the Purchaser or any Group Company (in whole or in part) in respect of the Deficiency which is the subject matter of the Claim or 3rd Party Claim or Demand as the case may be, then the Purchaser shall inform the Vendor thereof and, upon request of the Vendor, either assign that right to the Vendor or, if the Vendor so directs, the Purchaser or the Group Company shall at the discretion and cost of the Vendor, pursue the said right of recovery and account to the Vendor for any monies or other property recovered.

9.2.11	The Purchaser shall not be entitled to recover from the Vendor under this Agreement more than once in respect of the same Claim or Deficiency.

9.2.12	The amount of any Deficiency shall, prior to reimbursement of the corresponding Claim by the Vendor, first be offset by the value of the benefit, if any, that accrues to any Group Company as a result of such Deficiency.

9.2.13	The provisions of this Section 9 apply notwithstanding any other provision of this Agreement and will not be discharged or cease to have effect in consequence of any termination of any other provisions of this Agreement.

9.2.14	The Purchaser hereby waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any payments that the Purchaser may be obliged to make (or procure to be made) to the Vendor pursuant to this Agreement or otherwise.

9.3	Third party claims

9.3.1

In case the Purchaser becomes aware of a possible claim or demand by a third-party, whether or not formally asserted (a “3rd Party Claim or Demand”) that may give rise to a Deficiency, the Purchaser shall:

(i) as soon as reasonably practicable, but in no event later than thirty (30) days after the date the Purchaser became aware of circumstances giving rise to a 3rd Party Claim or Demand, give notice thereof to the Vendor;

(ii) take such action as the Vendor may reasonably request, including the institution of proceedings and the instruction of counsel and other advisers reasonably acceptable to the Vendor to act on behalf of the Purchaser or the relevant Group Company, to avoid any dispute, or resist, appeal, compromise or defend such 3rd Party Claim or Demand, with the proviso, however, that the Purchaser shall not make any admission of liability, accept, pay, compromise, settle or make any submission in respect of such 3rd Party Claim or Demand without the Vendor’s prior written consent thereto; and

(iii) give the Vendor or the Vendor’s duly authorised representatives all such information and assistance as the Vendor may reasonably request as well as reasonable access to the personnel of the Purchaser and/or the Company, as the case may be, and to any relevant premises, accounts, documents and records within their respective power or control, to enable the Vendor, or the Vendor’s duly authorised representatives, to examine such 3rd Party Claim or Demand, and the premises, accounts, documents and records related thereto, and to take copies or photocopies thereof at the Vendor’s expense.

9.3.2

No liability shall attach to the Vendor to the extent that a 3rd Party Claim or Demand has arisen or the amount of the 3rd Party Claim or Demand has been increased because the Purchaser failed to comply with Section 9.3.1.

9.4

3rd Party Claims or Demands denominated in SEK shall be converted to Euro at the exchange rate in effect on the date the claim arose, but not before the Completion Date, or in the event the Purchaser or a Group Company makes a payment to a 3rd party, the date on which such payment is made.

9.5	Should the Disclosure Letter contain Deficiencies which in the aggregate amount to more than Euro 2,500,000, the Vendor shall either on Completion undertake to reimburse the Purchaser for the amount in excess of Euro 2,500,000, or failing such undertaking, the Purchaser shall have the right to rescind the Agreement at Completion, without liability on its part. If the Purchaser does not rescind but elects to complete the purchase of the Shares, the Purchaser shall have waived all rights under Section 9 relating to such deficiencies. For the avoidance of doubt, the Vendor shall have no obligation to reimburse the Purchaser should the aggregate amount of Deficiencies not exceed Euro 2,500,000. For the avoidance of doubt none of the provisions of Section 9, including 9.2.13, shall apply to this Section 9.5.

10.	COSTS AND EXPENSES

Except as expressly otherwise provided herein, the Vendor and the Purchaser, respectively, shall bear their own costs and expenses incurred in connection with this Agreement and the transactions contemplated herein, whether or not such transactions shall be completed, including, without limitation, all fees of their legal advisors, accountants and other advisors.

11.	CONFIDENTIALITY

The Vendor and the Purchaser undertake not to disclose the content of this Agreement or any other information, whether written or oral, including, without limitation, financial information, trade secrets, client lists and other proprietary business information, regarding the Group Companies, unless

(i) required to do so by applicable law or regulation, or subject to Section 12, under any stock exchange rule or regulation;

(ii) such disclosure has been consented by the other Party;

(iii) required to do so for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into pursuant to or in connection with this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv) the information is or becomes generally available to the public other than by breach of the Confidentiality Agreement or of this Agreement.

12.	ANNOUNCEMENTS

Subject to the provisions of Section 11, no disclosure or announcement relating to the existence or subject matter of this Agreement shall be made or issued by or on behalf of the Vendor or the Purchaser or any of their Affiliates without the prior written approval of the other Party (which approval may be subject to reasonable conditions but shall otherwise not be unreasonably withheld or delayed) provided that these restrictions shall not apply to any disclosure or announcement if required by any law, applicable securities exchange, supervisory, regulatory or governmental body (including for the avoidance of doubt any disclosure or announcement required by the New York Stock Exchange or the United States Security Exchange Commission).

13.	ASSIGNMENTS

This Agreement shall be binding upon and inure to the benefit of the successors and assignees of the Parties but shall not be assignable by any of the Parties without the prior written consent of the other Party, provided that the Purchaser may pledge or make a security assignment of its rights and benefits under this Agreement for the purpose of financing the transaction contemplated in this Agreement by Nordea or by any other Swedish bank of similar size and stature.

14.	ENTIRE AGREEMENT AND AMENDMENTS

14.1	This Agreement constitutes the entire understanding of the Parties and supersedes all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee, representative or advisor of either of the Parties or the Company.

14.2	This Agreement may only be amended by an instrument in writing duly executed by the Parties. No change, termination or modification of any of the provisions of this Agreement shall be binding on the Parties, unless made in writing in accordance with this Section 14.2.

15.	NOTICES

All notices, consents and other communications required or permitted under this Agreement shall be made in writing, in English, and be deemed to have been duly given by the Parties if addressed and delivered by registered mail to the addresses set forth below or to such other addresses as may be notified by written notice in accordance with this Section 15.

If to the Vendor:

Alberto Culver Company

Att: Gary P. Schmidt

2525 Armitage Ave

Melrose Park, IL 60160

United States

with a copy to:

Advokatfirman Hammarskiöld & Co

Att: Peder Hammarskiöld

Box 2278

103 17 Stockholm, Sweden

If to the Purchaser:

Cederroth Intressenter AB

c/o CapMan Guernsey Ltd

Att: Christine Whitehorn

P.O. Box 86

Hambro House

St Peter Port Guernsey

GY1 3AE Channel Islands

Great Britain

With copies to:

CapMan Sweden AB

Attention: Mats Gullbrandsson

P.O. Box 5745

114 87 Stockholm, Sweden

Advokatfirman Vinge KB

Attention: Jan Byström

P.O. Box 1703

111 87 Stockholm, Sweden

16.	INVALIDITY

If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form a part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected.

17.	WAIVER

No waiver by any of the Parties of any of the requirements hereof or of any of its rights hereunder shall have effect unless given in writing and signed by the duly authorised representatives of the other Party.

18.	GOVERNING LAW AND DISPUTES

18.1	This Agreement shall be governed by and construed in accordance with the substantive laws of Sweden.

18.2	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Institute.

18.3	The seat of arbitration shall be Stockholm. The language to be used in the arbitral proceedings shall be English.

18.4	The Parties undertake and agree that all arbitral proceedings conducted in relation to this Agreement shall be kept confidential and that all information, documentation and materials in whatever form disclosed in the course of such arbitral proceedings shall be used solely for the purpose of such proceedings.

18.5	The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Institute over any suit, action or proceeding arising out of or relating to this Agreement. The Parties hereby irrevocably waive any objection to the laying of venue of any such suit, action or proceeding before the Institute and any claim that any such suit, action or proceeding brought before the Institute has been brought in an inconvenient forum.

The Parties hereto have executed this Agreement on the day and year first written above in two (2) original copies, of which each of the Parties hereto have taken one each.

Stockholm 18 May 2008	Stockholm 18 May 2008

Alberto Culver AB	Cederroth Intressenter AB

/s/ Paul W. Hoelscher	/s/ Mats Gullbrandsson

We hereby guarantee as for our own debt (Sw. “såsom för egen skuld”) the correct performance of all obligations under this Agreement by the Vendor.

Stockholm 18 May 2008

Alberto-Culver Company

/s/ Paul W. Hoelscher

We hereby guarantee as for our own debt (Sw. “såsom för egen skuld”) the correct performance of all obligations under this Agreement by the Purchaser up to an amount of Euro 63.8 million. Our guarantee shall terminate automatically upon due Completion of the sale and purchase of the Shares pursuant hereto.

Stockholm 18 May 2008	Stockholm 18 May 2008

CapMan Buyout VIII	CapMan Buyout VIII
Fund A Limited Partnership	Fund B KB
By CapMan (Guernsey) Buyout	By CapMan Sweden Buyout
VIII GP Limited, as a General Partner	VIII GP AB, as General Partner

/s/ Jan Bystrom	/s/ Jan Bystrom

By power of attorney	By power of attorney